UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   September 25, 2017

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(b)   On September 25, 2017, the Board of Directors appointed Mr. David T. Kettig as President of Independence Holding Company. Mr. Kettig will continue his duties as the Company's Chief Operating Officer and Acting General Counsel. Mr. Roy T.K. Thung will continue as Chairman and Chief Executive Officer of the Company.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>September 25, 2017</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Chief Financial Officer and Senior Vice President